United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on estimates update

Rio de Janeiro, June 9, 2026 – Vale S.A. (“Vale” or the “Company”) informs that it has updated the indicative guidance on the potential contribution of its subsidiary Vale Base Metals Ltd. (“VBM”) to the Company’s consolidated EBITDA in 2026, which is now approximately 28%. This estimate considers, as main assumptions, the 2026 average prices of copper, nickel and gold, based on the average of sell-side analysts’ estimates available in May 2026.

All other estimates disclosed by the Company in item 3 of its Reference Form remain unchanged. The aforementioned item of the Reference Form will be refiled with the above update in due course, in compliance with the deadline set forth in CVM Resolution No. 80/2022.

Vale clarifies that the information in this Press Release consists of estimates and forward-looking statements based on assumptions and hypothetical data, and should not be interpreted as promise, guarantee or commitment regarding the Company’s or its management’s future performance. Actual results may differ materially due to market conditions, macroeconomic factors, operational performance and other risks described in the Company’s periodic filings with the CVM and the SEC.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 9, 2026		Director of Investor Relations